1 Atlas sc13g.html SCHEDULE 13G
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            Atlas Energy Group, LLC
       ---------------------------------------------------------
                                (Name of Issuer)

                                  COMMON UNITS
       ---------------------------------------------------------
                         (Title of Class of Securities)

                                    04929Q102
       ---------------------------------------------------------
                                 (CUSIP Number)

                               MARCH 17, 2016
       ---------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [   ]    Rule 13d-1(b)
      [ x ]    Rule 13d-1(c)
      [   ]    Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.          04929Q102
          --------------------------
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     MRM-Horizon Advisors, LLC d/b/a Mad River Investors
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2.   Check the Appropriate Box if a Member of a Group. (See Instructions)

     (a)  [   ]

     (b)  [   ]
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3.   SEC Use Only.

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4.   Citizenship or Place of Organization.

     Massachusetts
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Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power.                                     0

--------------------------------------------------------------

6. Shared Voting Power.                             153,000

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7.  Sole Dispositive Power.                               0

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8. Shared Dispositive Power.                      2,579,900
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9.   Aggregate Amount Beneficially Owned by Each Reporting Person. N/A

10.  Check if the  Aggregate Amount in Row (9) Excludes Certain Shares.
     (See Instructions) [   ]

11. Percent of Class Represented by Amount in Row. (9)  9.9%

12.  Type of Reporting Person. (See Instructions)
     Limited Liability Company registered with the Securities and
     Exchange Commission as a Registered Investment Advisor

Item 1.

          (a)  Name of Issuer.

               Atlas Energy Group, LLC

          (b)  Address of Issuer's Principal Executive Offices.

               1000 Commerce Drive, Suite 400
               Pittsburgh, PA 15275

Item 2.

          (a)  Name of Person Filing.

               MRM-Horizon Advisors, LLC d/b/a Mad River Investors

          (b)  Address of Principal Business Office or, if none, Residence.

               84 State Street, SUite 800
               Boston, MA 01009

          (c)  Citizenship.

               N/A

          (d)  Title of Class of Securities.

               Common Units representing limited liability interests

          (e)  CUSIP Number.

               04929Q102

Item 3.  (e) An investment adviser in accordance with Section
          240.13d-1(b)(1)(ii)(E)

Item 4.  Ownership.

     (a) Amount beneficially owned:  0

     (b) Percent of class:  9.9%

     (c) Number of shares as to which the person has:

       (i)   Sole power to vote or to direct the vote 0

       (ii)  Shared power to vote or to direct the vote 153,000

       (iii) Sole power to dispose or to direct the the disposition of 0

       (iv)  Shared power to dispose or to direct the the disposition of 2,579.900

Item 5.  Ownership of Five Percent or Less of a Class.  N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.  N/A

Item 7.  Identification  and Classification of the Subsidiary Which Acquired
         the Security Being Reported on By the Parent Holding Company.  N/A

Item 8.  Identification and Classification of Members of the Group.  N/A

Item 9.  Notice of Dissolution of Group.  N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing  or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 07, 2017               MRM-Horizon Advisors, LLC

                                By:  /s/ Stephen Carluccio
                                     ---------------------------------------
                                     Stephen Carluccio
                                     General Counsel